INVEST IN **SHIELDWISE, INC.**

AI cameras detect concealed weapons under clothes or in bags to prevent violence in public spaces


SHIELDWISE
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Gun Detected
Inside the Backpack

shieldwise.co Chicago, IL

Highlights

1. AI-powered weapon detection camera designed for schools, airports, and public spaces.
2. Helps prevent school shootings with proactive AI detection.
3. Reduce airport security lines with faster, automated screening.
4. Hardware, installation, and SaaS create recurring revenue streams.
5. Non-invasive, real-time detection ensures privacy and safety.
6. $20B+ global security market with growing demand for safety tech.
7. A single medium-sized school or airport could generate ~$300K in year-one revenue (not guaranteed).
8. Raising $2M seed funding to complete prototype development, launch pilots in schools and airports.

Featured Investor



Nasrin Gharajeh
Syndicate Lead

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Invested $50,000 ⓘ

Believer in innovation, integrity, and impact-driven entrepreneurship

"I'm investing in Shieldwise because I believe in its powerful mission to make schools, airports, and public spaces safer through cutting-edge AI technology. Shieldwise is addressing one of the most critical challenges of our time with an innovative, scalable solution that blends technology, responsibility, and impact. I'm proud to support this vision and confident in its potential to protect lives and transform public safety worldwide."

Founder



Ali Hosseinzadeh   Founder and CEO

Founder of AH Technology, with years of experience in IT services, cybersecurity, and building startups. Now leading Shieldwise to bring AI-powered weapon detection to schools, airports, and public spaces.

Shieldwise





Executive Summary

Shieldwise aims to revolutionize public safety with cutting-edge AI-powered weapon detection cameras. Our technology combines high-resolution imaging, advanced AI algorithms, and multi-sensor fusion to detect concealed weapons in real-time. Designed for public security spaces like schools, airports, and event venues, Shieldwise provides a proactive approach to threat detection, reducing risks and improving response times.

With a scalable business model, Shieldwise generates revenue through hardware sales, installation services, and a recurring subscription for AI software updates and analytics, positioning itself for nationwide adoption.



The **Problem**



Public Safety Challenges

Schools, airports, and other public places face increasing risks from concealed weapons. Traditional security measures like manual bag checks, metal detectors, and physical pat-downs are invasive, time-consuming, and less effective against modern threats.



Gaps in Existing Solutions

Current security tools often react to threats rather than prevent them. Limited automation and scalability make it difficult to protect large or high-traffic areas efficiently.



Demand for Enhanced Security

Educational institutions, government agencies, and private organizations are investing more in technologies that ensure safety without compromising privacy.



THE SOLUTION

Shieldwise Security Cameras

Shieldwise provides an AI-powered solution that offers

Real-Time Detection

Cameras identify concealed weapons (e.g., guns, knives) under clothing or in bags with AI-driven accuracy.

Non-Invasive Screening

Unlike manual searches, Shieldwise cameras use thermal and imaging sensors, ensuring privacy and minimal disruption.

Wide Applicability

Ideal for schools, airports, public transportation hubs, event venues, and government buildings.

Nationwide Scalability

Designed for deployment across the U.S., meeting the growing demand for advanced security technologies.

Target **Market**

The global market for security technology is expected to reach $20 billion by 2030, driven by increasing safety concerns and government mandates. Shieldwise is uniquely positioned to capture this demand.

Schools and Universities

Enhanced safety for students, teachers, and staff, meeting increasing safety budgets.

Airports

Faster, automated security screening processes for high-traffic environments.

Public Spaces

Event venues, government buildings, and transportation hubs seeking scalable and efficient security solutions.



Revenue **Model**

Hardware Sales

Price per Camera
$5,000-$10,000 per unit, depending on configuration.

Target Average Sale
✓ Large facilities (airports, universities) typically require dozens of units, while small institutions (schools, offices) may need fewer units.

Subscription for Software Usage

Monthly Fee
$500 per camera for AI software updates, data analytics, and real-time alert integration.

Services Included
✓ Regular updates to AI models for better detection accuracy.
✓ Access to analytics dashboards for security monitoring.
✓ 24/7 customer support and maintenance.

Installation Services

One-Time Fee
$1,000-$2,000 per camera for installation, setup, and configuration.

Additional Revenue
✓ Installation fees ensure consistent deployment quality and create an additional revenue stream.



Revenue **Example**

For a typical medium-sized client (e.g., a high school or small airport):

→ Hardware Sales	20 cameras @ $7,500 each =	**$150,000**
→ Installation Fees	20 cameras @ $1,500 each =	**$30,000**
→ Annual Subscription Revenue	20 cameras @ $500/month =	**$120,000/year**
→ Total First-Year Revenue per Client		**$300,000**

This hybrid model creates both upfront revenue (hardware and installation) and long-term recurring income (subscriptions).

Forward-looking projections cannot be guaranteed.



Go-to-Market **Strategy**

Pilot Programs
Launch pilot projects in high-visibility locations like schools or airports to demonstrate effectiveness.

Partnerships
Collaborate with security firms, government agencies, and education boards for market penetration.

Sales Strategy
Employ direct sales to institutions and partner with distributors for nationwide reach.

Marketing Campaigns
→ Focus on Awareness: Highlight the need for advanced security in public spaces.
→ Targeted Advertising: Use online and offline channels to reach decision-makers in education and public security sectors.

Teams Required for Weapon Detection **Camera Prototype**




To successfully develop the weapon detection camera prototype, the following teams and expertise are essential:
AI / Machine Learning Team 01
Software Development Team 02
Hardware Engineering Team 03
Data Management Team 04
Security and Compliance Team 05
Product Design Team 06
Project Management Team 07
Marketing and Sales Team 08
© 2024. All Rights Reserved
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Funding Requirement
To bring Shieldwise to market, we seek $10 million in seed funding to cover
Production & Scaling
Manufacturing initial units and setting up subscription systems.
Prototype Development
Hardware design, sensor integration, and AI model training.
SHIELDWISE
Marketing & Sales
Building brand awareness and reaching target markets.
Pilot Testing
Deployment in schools and airports for real-world validation.
© 2024. All Rights Reserved
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We are raising $1.1M of the total round through Wefunder.


SHIELDWISE
Thank you
Contact us!
info@shieldwise.co
www.shieldwise.co
© 2024. All Rights Reserved
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